AG MORTGAGE INVESTMENT TRUST, INC.
245 Park Avenue, 26th Floor
New York, NY 10167
August 25, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. David Link

Re:	Acceleration Request of AG Mortgage Investment Trust, Inc.
Registration Statement on Form S-3 (File No. 333-289647)
CIK No. 0001514281
Dear Mr. Link:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, AG Mortgage Investment Trust, Inc. (the “Company”), a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Eastern time, on August 27, 2025, or as soon thereafter as practicable.
Please contact Kate Saltz of Hunton Andrews Kurth LLP, counsel to the Company, at (804) 788-8642, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.
Thank you for your attention to this matter.

Very truly yours,

AG MORTGAGE INVESTMENT TRUST, INC.

By:	/s/ Jenny B. Neslin
Jenny B. Neslin
General Counsel and Secretary